UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

NET 1 UEPS TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

64107N206
(CUSIP Number)

Brian Khomotso Mosehla
c/o Mosomo Investment Holdings (Proprietary) Limited
37 Wantage Road
Parkwood 2196
South Africa
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 19, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64107N206
1. Names of Reporting Persons. Brian Khomotso Mosehla
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b)
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization Republic of South Africa
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 5,145
8. Shared Voting Power 0
9. Sole Dispositive Power 5,145
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 5,145
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 0.0%
14. Type of Reporting Person (See Instructions) IN

CUSIP No. 64107N206
1. Names of Reporting Persons. Mosomo Investment Holdings (Proprietary) Limited
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b)
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization Republic of South Africa
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 0.0%
14. Type of Reporting Person (See Instructions) CO

CUSIP No. 64107N206
1. Names of Reporting Persons. Business Venture Investments No 1567 (Proprietary) Limited (RF)
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b)
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization Republic of South Africa
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 0.0%
14. Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This Amendment No. 1 (this “Amendment”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on April 30, 2012 (the “Statement”), relating to the common stock, par value $0.001 per share (the “Common Stock”), of NET 1 UEPS TECHNOLOGIES, INC., a Florida corporation (the “Issuer”). The address of the principal executive office of the Issuer is President Place, 4th Floor, Cnr. Jan Smuts Avenue and Bolton Road, Rosebank, Johannesburg, South Africa.

Item 2.	Identity and Background

Unchanged.

Item 3.	Source and Amount of Funds and Other Considerations

Item 3 of the Statement is hereby amended as follows:

As previously reported, on April 19, 2012, the Issuer granted to BEE SPV an option to purchase up to 8,955,000 shares of Common Stock at an exercise price of $8.96 per share (the “Option”). The Option expired on April 19, 2013, unexercised.

Item 4.	Purpose of Transaction

Unchanged.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) and (b) On May 9, 2012, Issuer granted Mosehla, in his capacity as a director of the Issuer, 2,574 shares of restricted common stock which vest in thirds on each of May 9, 2013, 2014 and 2015. On August 22, 2012, Issuer granted Mosehla, in his capacity as a director of the Issuer, an additional 2,571 shares of restricted common stock which vest in thirds on each of August 22, 2013, 2014 and 2015. With these two grants, Mosehla now beneficially owns 5,145 shares of restricted common stock, comprising 0.01% of the total number of shares of outstanding Common Stock.

(c) Except as set forth herein, the Reporting Persons have not effected any transactions in shares of Common Stock of the Issuer in the past sixty (60) days.

(d) The Reporting Persons know of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer.

(e) The Reporting Persons have ceased to beneficially own more than 5% of the Issuer’s outstanding Common Stock as of April 19, 2013.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended as follows:

On April 19, 2013, the Option expired, unexercised.

On May 9, 2012, Issuer granted Mosehla , in his capacity as a director of the Issuer, 2,574 shares of restricted common stock which vest in thirds on each of May 9, 2013, 2014 and 2015. On August 22, 2012, Issuer granted Mosehla, in his capacity as a director of the Issuer, an additional 2,571 shares of restricted common stock which vest in thirds on each of August 22, 2013, 2014 and 2015. Both grants were made pursuant to the restricted stock agreement for non-employee directors, the terms of which are included as Exhibit 10.15 to the Issuer’s Form 10-K filed on August 23, 2012 and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 1:	Form of Restricted Stock Agreement (Non-Employee Directors) (included as Exhibit 10.15 to the Issuer’s Form 10- K filed on August 23, 2012 and incorporated herein by reference).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 16, 2013

/s/ Brian Khomotso Mosehla
Brian Khomotso Mosehla

MOSOMO INVESTMENT
HOLDINGS
(PROPRIETARY) LIMITED

By: /s/ Brian Khomotso Mosehla
Name: Brian Khomotso Mosehla
Title: Chief Executive Officer

BUSINESS VENTURE
INVESTMENTS NO
1567 (PROPRIETARY) LIMITED
(RF)

By: /s/ Brian Khomotso Mosehla
Name: Brian Khomotso Mosehla
Title: Director